EXHIBIT 99.1

Equinox Gold Announces Appointment of Doug Reddy as COO and Retirement of Attie Roux

VANCOUVER, BC, July 20, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces today that Mr. Doug Reddy will transition to the role of Chief Operating Officer at the start of September 2020 upon retirement of the Company's current Chief Operating Officer, Mr. Attie Roux.

Doug Reddy has been EVP Technical Services for Equinox Gold since March 2020 following the merger with Leagold Mining Corporation, and was Leagold's EVP Technical Services from the company's formation in 2016, responsible for technical studies, exploration and business development, including leading the technical work and planning for the Los Filos Mine expansion program and the Santa Luz Mine restart. Doug is a registered professional geoscientist with more than 30 years of international experience in operations, projects, exploration, mergers and acquisitions and company building in both base and precious metals. Prior to Leagold, Doug was with Endeavour Mining for 10 years in executive and senior management roles focused on technical services and business development and was also Technical Director for AMEC Americas. Attie Roux will remain available in an advisory capacity as needed.

Christian Milau, CEO of Equinox Gold, commented: "Attie Roux was appointed COO following the merger with Leagold to facilitate the transition and consolidation of operations with the intention to retire to his home base in South Africa once the integration was complete. We are pleased that an extensive search process revealed the best candidate was internal and Doug is taking on this leadership role in Vancouver. Doug's Spanish language fluency and his technical, operations, corporate and company building expertise make him a natural fit for the position, and his detailed knowledge of the Leagold assets will be integral as we optimize, develop and explore our expanded portfolio of mines and advance the Los Filos expansion and Santa Luz restart. I am personally excited to work closely with Doug again after spending five years together, alongside Attie, helping to build Endeavour Mining."

"On behalf of the Equinox Gold Board of Directors and the whole Equinox Gold team, I want to thank Attie for his contributions to Leagold and now Equinox Gold," continued Mr. Milau. "Attie stepped into the role of COO with Equinox Gold just days before COVID-19 escalated and his pragmatic, strong leadership and proactive approach to management helped with the smooth merger integration and strong operational performance over the last six months. We wish Attie the best with his retirement and personal endeavours and look forward to continuing to access his extensive metallurgical and mining experience as we advance the Los Filos expansion and Santa Luz restart projects."

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things, the Company's plans to complete an expansion project at Los Filos and to restart the Santa Luz mine, the Company's strategic vision and expectations regarding the Company's growth potential. Forward-looking statements or information generally identified by the use of the words "will", "advance", "clear path", "growth", "strategy" and similar expressions and phrases or statements that certain actions, events or results "may", "could", "should", "will be taken" or "be achieved", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the Company's ability to continue operating its mines as expected and to achieve its production and cash flow projections; prices for gold remaining as estimated; development at Los Filos and Santa Luz being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's operations, development and growth projects; the results of exploration programs; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals being received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. The Company's exploration, development, operating and growth plans do not account for any possible adverse effects of COVID-19 to the Company's business and results of operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 20-JUL-20